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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2011
WASH., D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OMNI Financial Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6530 Singletree Dr
(No. and Street)

Columbus (City) OH (State) 43229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Anne C
(Name – *if individual, state last, first, middle name*)

1016 S. High St. (Address) Columbus (City) OH (State) 43206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omni Financial Securities Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

NOTARY PUBLIC STATE OF OHIO

RUTH M. HENNEY
Notary Public, State of Ohio
My Comm. Expires Sept. 20, 2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI Financial Securities, Inc.

Audited Financial Statements

December 31, 2010

Anne C Hill, CPA
1016 S High St.
Columbus, OH 43206

Report of Independent Auditor

To the Board of Trustees
OMNI Financial Securities, Inc.

I have audited the accompanying balance sheet of OMNI Financial Securities, Inc. as of December 31, 2010 and the related statement of income, stockholder's equity and cash flows for the year then ended. These statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States of America) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OMNI Financial Securities, Inc., as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anne C. Hill, CPA

Columbus, Ohio
March 28, 2011

OMNI Financial Securities, Inc.
Balance Sheet
As of December 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents		$ 17,190
Intercompany Receivable		3,371
Prepaid Expense		81
Total Current Assets		20,642
TOTAL ASSETS		$ 20,642

LIABILITIES & STOCKHOLDER'S EQUITY

Current Liabilities		
Commissions Payable		$ 4,133
Total Current Liabilities		4,133
Stockholder's Equity		
Common Stock - 500 Shares authorized issued and outstanding, no par value	$ 500	
Paid in Capital	105,182	
Accumulated Deficit	(89,174)	
Total Stockholder's Equity		16,509
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$ 20,642

See notes to the financial statements

OMNI Financial Securities, Inc.
Income Statement
for the year ended December 31, 2010

Revenues	
Commissions	$ 318,456
Investment Income	15
Other	1,010
Total Revenue	319,481
Expenses	
Commissions	64,189
Administrative and General	254,878
Total Expense	319,067
Net Income	$ 413

See notes to the financial statements

OMNI Financial Securities, Inc.
Statement of Stockholder's Equity
For the year ended December 31, 2010

	Shares Issued and Outstanding		Stated Value		Paid in Capital		Accumulated Deficit		Total Stockholders Equity
Balance December 31, 2009	500	$	500	$	105,182	$	(89,586)	$	16,096
Net Income for 2010							413		413
Balance December 31, 2010	500	$	500	$	105,182	$	(89,173)	$	16,509

See notes to financial statements

OMNI Financial Securities, Inc.
Statement of Cash Flows
For the year ended December 31, 2010

Cash Flows from Operating Activities		
Net Income	$	413
Adjustments to reconcile net income to cash (used) by operating activities:		
Decrease in prepaid expenses		(67)
Increase in commissions payable		2,676
Net cash provided by oeprating activities		3,022
Cash flows from investing activities		
Net cash provided by investing activities		-
Net increase in Cash and Cash Equivalents		3,022
Cash and Cash Equivalents - Beginning of Year		14,168
Cash and Cash Equivalents - End of Year	$	17,190

See notes to financial statements

OMNI Financial Securities, Inc

Notes to the Financial Statements
December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Business Purpose

OMNI Financial Securities, Inc. (the Company), an Ohio Corporation, is a wholly owned subsidiary of ~~Manex Financial Management, Inc. (the Parent), formerly named Omni Financial Management, Inc.~~ The Company was incorporated in 1991 and is engaged in the selling of mutual funds and variable annuities to the general public in the Center Ohio area.

Saving Without Sacrifice Inc (the Parent)

Basis of Accounting

The Company uses the accrual basis of accounting for book and tax purposes.

Accounts Receivable

Accounts receivable are recorded when commissions are earned and are presented in the balance sheet net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2010.

Income Tax

The Company records income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for financial reporting purposes. Deferred income taxes are provided for differences between the tax basis of assets and liabilities and the financial reporting amounts at the end of the period, and for net operating loss and tax credit carryforwards available to offset future taxable income. Changes in enacted tax rates or laws result in adjustments to recorded deferred tax assets and liabilities in the periods in which the tax laws are enacted or tax rates changed.

The Company files a consolidated federal income tax return with its Parent. The tax allocation agreement between the two entities provides that the Parent will pay all consolidated federal income taxes on behalf of the group and the Company will make payments to the Parent in an amount equal to the tax liability, if any, that it would have had if it were to file a separate return. As a result, the income generated for 2010 will be reported on the Parent's 2010 income tax return. The Company has considered this tax benefit in the management fee that it pays to its Parent.

Statement of Cash Flows

For purpose of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates are primarily related to unsettled transactions and events as of the date of the financial statements. Accordingly upon settlement, actual results may differ from estimated amounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Note 2 – Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-1). Under the Rule, the Company is required to maintain minimum net capital and the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $16,428 as of December 31, 2010, which was in excess of the net capital required by FINRA of $5,000.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 25%.

Note 3 – Related Parties

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management fees. Total management fees paid by the Company to the Parent for 2010 were $245,350.

Note 4 – Commitment

In 2007, the shareholders of the Parent agreed to the terms of a sale that would result in one of the shareholders purchasing the Company. Pursuant to NASD Rule 1017 and as of December 31, 2007, a regulator was performing due diligence related to the transaction. The regulator completed the due diligence and issued the approval letter on May 7, 2008. The sale was retroactive to the beginning of the Company's fiscal year, January 1, 2008.

Independent Auditor's Report on Supplementary Financial Data Pursuant to SEC Rule 17a-5

For the year ended December 31, 2010

The information contained in the schedules on the following page is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in my opinion, is stated fairly in all material respects in relation to the basic financial statements taken as a whole, and the schedules present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Anne C. Hill, CPA

Columbus, Ohio
March 28, 2011

Net Capital Computation

Stockholder Equity		$ 16,509
Nonallowable assets		
Prepaid Expense	$ (81)	(81)
Net capital before haircuts		16,428
Net Capital		$ 16,428

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 276
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above)	$ 5,000
Excess net capital	$ 11,428

Aggregrate Indebtedness Computation

Total Liabilities	$ 4,133
Total aggregate indebtedness	$ 4,133
Percentage aggregate indebtedness	25%